

MAIL STOP

October 13, 2006

F. George Orr
Secretary
Valcent Products Inc.
420 - 475 Howe Street, Vancouver
British Columbia V6C 2B3

Re: Valcent Products, Inc
Registration Statement on Form F-1
File No. 333-133613
Amended October 2, 2006

Dear Mr. Orr:

We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your disclosures throughout. In particular, we note your press release dated October 4, 2006 in which you state that you have "developed a proprietary high density vertical bio-reactor for the mass production of oil bearing algae" and that you have entered into an agreement with Global Green Solutions Inc. Please also file this agreement as an exhibit.

Prospectus Cover Page

2. Supplementally, please explain the increase in the number of shares being offered.

The Dust Wolf, page 41

3. Please revise your disclosure to clarify the term "final approval" in the first sentence of the second paragraph. For example, is this an internal approval or provided by engineers hired by your company?

Closing Comments

      Please contact Craig Slivka at (202) 551-3729 or in his absence Lesli Sheppard at (202) 551-3742 with any questions.

                                         Sincerely,

                                         Pamela A. Long
                                         Assistant Director

CC: Michael M. Membrado, Esq.
          (646) 486-9771